Exhibit (a)(8)

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                      CITADEL COMMUNICATIONS CORPORATION
                      -----------------------------------


NEWS ANNOUNCEMENT                                         FOR IMMEDIATE RELEASE
CONTACT:

Lawrence R. Wilson, CEO
Donna L. Heffner, CFO
Tom Doyle, Analyst
Citadel Communications Corporation
702/804-5200

        CITADEL BROADCASTING COMPANY ANNOUNCES THE COMPLETION OF ITS
           CASH TENDER OFFERS AND CONSENT SOLICITATIONS FOR ITS
    OUTSTANDING 13 1/4% SERIES B EXCHANGEABLE PREFERRED STOCK, 10 1/4%
               SENIOR SUBORDINATED NOTES DUE 2007 AND 9 1/4%
                     SENIOR SUBORDINATED NOTES DUE 2008

Las Vegas, Nevada, (June 26, 2001) - Citadel Broadcasting Company (the "Company"), the operating subsidiary of Citadel Communications Corporation, announced today the completion of its cash tender offers and consent solicitations to purchase all of its outstanding 13 1/4% Series B Exchangeable Preferred Stock (the "Preferred Stock"), 10 1/4% Senior Subordinated Notes due 2007 (the "1997 Notes") and 9 1/4% Senior Subordinated Notes due 2008 (the "1998 Notes" and together with the 1997 Notes, the "Notes"). The offers and consent solicitations expired at 12:00 noon, New York City time, on June 26, 2001 (the "Expiration Date").

Based upon preliminary information provided by The Bank of New York, the Depositary for the offers, 1,000,446.23 shares of Preferred Stock were validly tendered and not withdrawn by the Expiration Date, which represents approximately 99.96% of the Company's outstanding Preferred Stock, excluding shares that are being tendered using the guaranteed delivery procedures. The Company has accepted for payment all validly tendered shares. Preferred Stockholders who have validly tendered their shares and have not revoked their consents by the Expiration Date will receive the offer consideration of $121.063, and a consent payment of $2.00, per share of Preferred Stock. In addition, the Company announced that it has received the requisite consents to amend its Certificate of Designations governing the Preferred Stock and has filed an Amendment to its Certificate of Designations with the Secretary of State of the State of Nevada.

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Based upon preliminary information provided by the Depositary, $100,970,000 principal amount of 1997 Notes were validly tendered and not withdrawn prior to Expiration Date, which represents approximately 99.97% of the Company's outstanding 1997 Notes, excluding the Notes that are being tendered using the guaranteed delivery procedures. The Company has accepted for payment all validly tendered 1997 Notes. Noteholders who have validly tendered their 1997 Notes by the Expiration Date will receive the offer consideration of $1,106.74, including the consent payment of $20.00, per $1,000 principal amount of 1997 Notes.

Based upon preliminary information provided by the Depositary, $115,000,000 principal amount of 1998 Notes were validly tendered and not withdrawn prior to the Expiration Date, which represents 100% of the Company's outstanding 1998 Notes, excluding the Notes that are being tendered using the guaranteed delivery procedures. The Company has accepted for payment all validly tendered 1998 Notes. Noteholders who have validly tendered their 1998 Notes by the Expiration Date will receive the offer consideration of $1,136.97, including the consent payment of $20.00, per $1,000 principal amount of 1998 Notes.

On May 18, 2001, the Company announced that it had received the necessary consents from the holders of Notes in connection with the Company's solicitation of consents to certain proposed amendments to each of the indentures governing the Notes. Supplemental indentures containing the proposed amendments to each of the indentures governing the Notes were executed by the Company and The Bank of New York, as trustee, on May 18, 2001. The proposed amendments became operative upon acceptance for payment of the Notes by the Company.

The offers were made, and the consents solicited, in connection with the merger of Citadel Communications Corporation and FLCC Acquisition Corp., with Citadel Communications Corporation as the surviving corporation, pursuant to the Agreement and Plan of Merger, dated as of January 15, 2001, as amended, between Citadel Communications Corporation and FLCC Holdings, Inc. FLCC Acquisition Corp. is a wholly owned subsidiary of FLCC Holdings, Inc. formed by affiliates of Forstmann Little & Co. The merger was completed prior to the expiration of the tender offers.

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J.P. Morgan Securities Inc. acted as the dealer manager and solicitation agent for the tender offers and the consent solicitations. The information agent for the tender offers and consent solicitations was Innisfree M&A Incorporated. The tender offer and consent solicitation with respect to the Preferred Stock was made pursuant to an Offer to Purchase for Cash and Consent Solicitation Statement, dated as of May 4, 2001, as amended and supplemented on May 18, 2001 and June 11, 2001, and related Consent and Letter of Transmittal, each of which more fully sets forth the terms of the tender offer and consent solicitation. The tender offers and consent solicitations with respect to the Notes were made pursuant to an Offer to Purchase and Consent Solicitation Statement, dated as of May 4, 2001, as amended and supplemented on May 17, 2001, and related Consent and Letter of Transmittal, each of which more fully sets forth the terms of the tender offers and consent solicitations.

The Company is a radio broadcaster focused primarily on acquiring, developing and operating radio stations in mid-sized markets throughout the United States. Upon completion of pending transactions, the Company will own or operate 140 FM and 65 AM radio stations in 42 markets, including clusters of four or more stations in 32 markets.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A
SOLICITATION OF ACCEPTANCES OF THE OFFERS AND THE CONSENT SOLICITATIONS, WHICH MAY ONLY BE MADE PURSUANT TO THE TERMS OF THE OFFERS TO PURCHASE AND THE RELATED CONSENTS AND LETTERS OF TRANSMITTAL, EACH AS AMENDED OR SUPPLEMENTED.

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